Exhibit (12)(a)

March 3, 2023

EA Series Trust

19 E. Eagle Rd.

Havertown, PA 19083

Starboard Investment Trust

116 South Franklin Street, P. O. Box 69

Rocky Mount, NC 27082

Re:	Fund Reorganization

Ladies and Gentlemen:

We have acted as counsel to: (i) the Target Entity1, on behalf of the Target Fund, and (ii) the ETF Trust, on behalf of the Acquiring Fund in connection with the Agreement providing for the acquisition by the Acquiring Fund of all of the assets and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, in exchange for shares of the Acquiring Fund (the “Reorganization”), as set forth in the Agreement. The Reorganization is scheduled to close on the date of this letter (the “Closing Date”).

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the facts and representations contained in the letter dated on or about the date hereof addressed to us from ETF Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Target Entity on behalf of Target Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

Insofar as this opinion relates to certain matters of fact, information with respect to which is in the possession of the ETF Trust, we have relied (without independent investigation) upon certificates or representations of one or more officers of the ETF Trust. Similarly, insofar as this opinion relates to certain matters of fact, information with respect to which is in the possession of the Target Entity, we have relied (without independent investigation) upon certificates or representations of one or more officers of the Target Entity.

1 Capitalized terms used and not otherwise defined herein shall have the meanings given those terms in the AGREEMENT AND PLAN OF REORGANIZATION dated as of February 28, 2023 (“Agreement”), is by and among (i) the Target Entity (the entity listed in the column entitled “Target Entity” on Exhibit A of this letter), on behalf of the Target Fund (the series of the Target Entity listed in the column entitled “Target Fund” on Exhibit A of this letter), (ii) the ETF Trust (the entity listed in the column entitled “ETF Trust” on Exhibit A of this letter). on behalf of the Acquiring Fund (the series of the ETF Trust listed in the column entitled “Acquiring Fund” on Exhibit A of this letter), and (iii) for purposes of paragraph 9.2 of the Agreement only, Empowered Funds, LLC, dba EA Advisers (“Adviser”).

ROBERT M. ELWOOD ● PARTNER & COFOUNDER

114 Forrest Ave, Ste 101 ● Narberth, PA 19072 ● p: 484.477.2729

Practus, LLP ● Robert.Elwood@Practus.com ● Practus.com

EA Series Trust

Starboard Investment Trust

March 3, 2023

We have accepted, without independent verification, the genuineness of all signatures (whether original or copies), the legal capacity of all natural persons at all relevant times and the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed, copies or facsimile copies and the accuracy of all certificates of public officials.

Any references to “our knowledge,” or words of similar import, shall mean the conscious awareness, as to the existence or absence of any facts that would contradict the opinions so expressed, of those attorneys of this firm who have rendered substantive attention to the transaction to which this opinion relates. Other than as set forth herein, we have not undertaken, for purposes of this opinion, any independent investigation to determine the existence or the absence of such facts, and no inference as to our knowledge of the existence or absence of such facts should be drawn from the fact of our representation of the ETF Trust. Moreover, we have not searched the dockets of any court, administrative body, agency or other filing office in any jurisdiction. When any opinion set forth below relates to the existence or standing of the ETF Trust, such opinion is based entirely upon and is limited by the items referred to above, and we understand that the foregoing assumptions, limitations and qualifications are acceptable to you.

Based upon the foregoing, we are of the opinion that on the basis of existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, current administrative rules and court decisions, for U.S. federal income tax purposes:

(a)        The Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, plus a redemption of fractional shares of the Target Fund immediately before the Closing, and each of the Target Fund and the Acquiring Fund will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

(b)        No gain or loss will be recognized by the Target Fund upon the transfer of all the Assets of the Target Fund to the Acquiring Fund solely in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the Liabilities of the Target Fund, or upon the distribution of the shares of the Acquiring Fund to the Target Fund Shareholders;

(c)       The tax basis in the hands of the Acquiring Fund of each Asset transferred from the Target Fund to the Acquiring Fund in the Reorganization will be the same as the tax basis of such Asset in the hands of the Target Fund immediately prior to the transfer thereof;

(d)        The holding period in the hands of the Acquiring Fund of each Asset transferred from the Target Fund to the Acquiring Fund in the Reorganization will include the Target Fund’s holding period for such Asset;

(e)        No gain or loss will be recognized by the Acquiring Fund upon its receipt of all the Assets of the Target Fund solely in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the Liabilities of the Target Fund as part of the Reorganization;

EA Series Trust

Starboard Investment Trust

March 3, 2023

(f)        No gain or loss will be recognized by the Target Fund Shareholders upon the exchange of their shares of the Target Fund for shares of the Acquiring Fund as part of the Reorganization (except with respect to cash received by Target Fund Shareholders in redemption of fractional shares prior to the Reorganization);

(g)        The aggregate tax basis of the shares of the Acquiring Fund shares each Target Fund Shareholder receives in the Reorganization will be the same as the aggregate tax basis of the shares of the Target Fund exchanged therefor; and

(h)        Each Target Fund Shareholder’s holding period for the shares of the Acquiring Fund received in the Reorganization will include the Target Fund Shareholder’s holding period for the shares of the Target Fund exchanged therefor, provided that the Target Fund Shareholder held such shares of the Target Fund as capital assets on the date of the exchange.

We express no opinion as to any other matter other than as expressly set forth above and no other opinion is intended or may be inferred herefrom. The opinion expressed herein is given as of the date hereof and we undertake no obligation and hereby disclaim any obligation to advise you of any change after the date of this opinion pertaining to any matter referred to herein.

Our opinion, as expressed herein, is furnished solely for the benefit of the Target Entity, its Trustees and officers, the ETF Trust, its Trustees and officers, and is not to be circulated, quoted, filed publicly or relied upon by any other persons without our prior written consent.

Very truly yours,

/s/ Practus, LLP

On behalf of Practus, LLP

EA Series Trust

Starboard Investment Trust

March 3, 2023

EXHIBIT A

Target Entity	Target Fund	ETF Trust	Acquiring Fund
Starboard Investment Trust	Arin Large Cap Theta Fund	EA Series Trust	Alpha Architect Tail Risk ETF

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